

Mail Stop 3561

December 9, 2009

Mr. David Roff
Chief Executive Officer and Chief Financial Officer
Arkson Neutraceuticals, Corp.
27 Chicora Ave
Toronto Ontario, Canada M5R 1T7

> **Re:** **Arkson Neutraceuticals, Corp.**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2009**
> **Filed September 4, 2009**
> **File No. 000-52458**

Dear Mr. Roff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009
Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your audit report states the financial statements for period ended June 30, 2009 are audited. However, you are required to include audited balance sheet as of end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years ended June 30, 2009 and the period October 2, 1998 (Inception) through June 30, 2009. Please confirm that

all financial statements filed are audited and ask your independent registered public accounting firm to revise the audit report to reference all financial statements and periods which are audited. See Rule 8-02 of Regulation S-X.

Statements of Operations, Page F-4

2.   We note that you did not record any expenses for the year ended June 30, 2008 and 2009 except for miscellaneous expense of $100 in 2009. Tell us if you incurred any expenses related to audit fees and other fees to remain a public company. Please revise your financial statements as appropriate.

Item 9A. Controls and Procedures, page 10
b) Management's Annual Report on Internal Control over financial Reporting, page 10

3.   We note your statement that management concluded that there is no material weakness in your internal control over financial reporting. However, please revise the conclusion in the third paragraph of management's report and include a statement from management as to whether or not internal control over financial reporting is effective. See Item 308T.(a)(3) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

4.   In future filings and in your response please state, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives, consistent with your principal executive officer and principal financial officer conclusions that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at 202-551-3341 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services